UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TradeStation Group, Inc.

(Name of Subject Company)

TradeStation Group, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89267P 10 5

(CUSIP Number of Class of Securities)

Marc J. Stone

General Counsel, Vice President of

Corporate Development and Secretary

TradeStation Group, Inc.

8050 SW 10th Street, Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan D. Axelrod, Esq.

Bilzin Sumberg Baena Price & Axelrod LLP

1450 Brickell Avenue, 23rd Floor

Miami, Florida 33131

(305) 374-7580

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2011 (the “Schedule 14D-9”) by TradeStation Group, Inc., a Florida corporation (“TradeStation”). The Schedule 14D-9 relates to the tender offer by Felix 2011 Acquisition Sub, Inc., a Florida corporation, and a wholly-owned direct subsidiary of Monex Group, Inc., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Monex”), as disclosed in the Tender Offer Statement on Schedule TO filed by Monex with the SEC on May 10, 2011 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares common stock, par value $0.01 per share, of TradeStation at a purchase price of $9.75 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the initial Offer to Purchase and the initial Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

ITEM 8. ADDITIONAL INFORMATION of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as the third paragraph under “Litigation”:

On May 12, 2011, the plaintiff in the Coish lawsuit filed an amended complaint, a motion for a preliminary injunction and motions for expedited discovery, to schedule a hearing date for plaintiff’s motion for a preliminary injunction, to enter a briefing schedule in connection with the motion for a preliminary injunction, to consolidate the Phillips lawsuit with the Coish lawsuit and to appoint Don Coish as lead plaintiff and his legal counsel as sole lead plaintiff’s counsel. The amended complaint includes, among other additional allegations, claims that the Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011 allegedly failed to provide TradeStation’s shareholders with sufficient material information to decide whether to tender their shares, that the transaction is the result of an allegedly flawed process and that the Merger Agreement allegedly prevents a Superior Proposal from materializing. The plaintiff in the Phillips lawsuit also filed an amended complaint on May 12, 2011, which included similar allegations to those included in the amended complaint in the Coish lawsuit. On May 13, 2011, the plaintiff in the Phillips lawsuit filed notice of his joinder in the motions that were filed in the Coish lawsuit, his support of consolidating the two lawsuits and the appointment of plaintiff Don Coish to serve as lead plaintiff in the consolidated lawsuit and Don Coish’s legal counsel to serve as lead plaintiff’s counsel in the consolidated lawsuit. Plaintiff Scott Phillips also asked the Court to accept the amended complaint in the Coish lawsuit as the consolidated complaint in the consolidated action. TradeStation intends to contest the lawsuits vigorously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRADESTATION GROUP, INC.

By:	/s/ Salomon Sredni

Name:	Salomon Sredni
Title:	Chief Executive Officer

Dated: May 16, 2011

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